UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 11, 2018

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In the Matter of

GPM Petroleum LP	**ORDER DECLARING REGISTRATION**
8565 Magellan Parkway, Suite 400	**STATEMENT ABANDONED UNDER THE**
Richmond, VA 23227	**SECURITIES ACT OF 1933, AS AMENDED**

File No. 333-217547

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     GPM Petroleum LP filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

     GPM Petroleum LP has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

     In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on October 11, 2018.

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brent Fields
Secretary